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                                                                      Exhibit 44



Safety-Kleen Adjourns Special Meeting to Vote on Merger
Agreement 11 with SK Parent Corp.; Reschedules For March 9,
1998

ELGIN, Ill., Feb. 25 Safety-Kleen Corp. (NYSE: SK - news) today announced that, in accordance with the determination of its Board of Directors, it adjourned its special meeting of shareholders scheduled to be held at 3 p.m. today.

In reaching its decision, the Board considered among other things, the fact that the approval of the merger requires the affirmative vote of two-thirds of the outstanding shares, which is a very high hurdle; as well as concerns communicated by many shareholders that the audited financial statements of Philip Services Corp. (NYSE: PHV - news), a principal of SK Parent Corp., will not be issued until March 4, 1998 and the request by certain shareholders that the uncertainty surrounding the possible effect of Philip's financial audit on Philip's financing for the merger be eliminated by adjourning the meeting.

The Board elected to adjourn the meeting until Monday, March 9, 1998, at 3 p.m. at The Elgin Community College Business Conference Center, to allow shareholders the opportunity to cast a fully informed vote on the merger.

Safety-Kleen is an environmental and industrial service company dedicated to helping nearly 400,000 automotive and industrial customers recycle and process their waste streams.